November 22, 2016

VIA EDGAR

Mr. Amit Pande Accounting Branch Chief Divisoin of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	First United Corporation Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 9, 2016 File No. 000-14237

Dear Mr. Pande:

Please find below responses to the comments provided to First United Corporation (the “Company”) by the staff of the Commission (the “Staff”) in a letter dated November 17, 2016 (the “Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 9, 2016 (the “Form 10-K”). The responses are keyed to the numbering of the comments in the Letter and appear following the comments which are restated below in italics.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 40

1.	We note your disclosure that you realized a loss of $3.5 million on eight of the pooled trust preferred securities (TRUPs) in the fourth quarter due to a transfer of these investments from the Bank to the Parent company at their fair value. Please address the following:

•	Explain how the transfer of these securities from the Bank to the Parent company in the fourth quarter of 2015 resulted in the recognition of realized losses and tell us the authoritative accounting guidance you relied upon related to this transaction;

Response:

The Company applied the authoritative accounting guidance found in ASC Topic 845, Nonmonetary Transactions. The dividend of investments from the Bank to the Parent company represented a nonreciprocal transfer between an entity and its owner. ASC 845-10-30-1 indicates that “a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received. A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.”

Mr. Amit Pande November 22, 2016 Page 2

The securities had been classified as available-for sale and reported at fair value on the Consolidated Statement of Financial Condition, with the unrealized loss reported in Accumulated Other Comprehensive Loss. The impact of the transaction was to recognize the loss of $3.5 million through the Consolidated Statement of Income and reduce the amount of unrealized losses relating to those securities by the same amount. Accordingly, there was no change to the Shareholders’ Equity of the Company as a result of the transaction.

•	We note from the table on page 41 that as of December 31, 2015, you had 12 TRUPs in the CDO portfolio. Please tell us how you determined which TRUPs to transfer to the Parent company as compared to those TRUPs that remained in the Bank;

Response:

The overall purpose for transferring assets from the Bank to the Parent company was to provide the Parent company with assets that could be utilized as a potential source of liquidity.

The selection of which TRUPs to dividend from the Bank to the Parent company was based on maximizing the benefit to the regulatory capital and related capital ratios at the Bank. New regulatory capital rules implemented in 2015 as a result of Basel III restrict the level of “unconsolidated investments in financial institutions” (which the investments in pooled TRUPs are considered to be) to a certain percentage of common equity Tier 1 capital, with the excess being deducted from regulatory capital. The overall amount of securities selected was based on achieving a level of these securities remaining at the Bank that would not result in a capital deduction at the Bank.

The individual securities that were selected had the highest risk-weightings under the SSFA method, which was required to be utilized under the new capital rules for assets that are considered to be securitization exposures.

The result of the transaction was to increase regulatory capital ratios at the Bank, and to a lesser extent at the Company; through an increase to regulatory capital and a decrease to risk-weighted assets.

•	For those TRUPs that were not transferred to the Parent company, please tell us how you determined an impairment loss related to these securities was not required; and

Mr. Amit Pande November 22, 2016 Page 3

Response:

The pooled TRUPs are categorized as Collateralized Debt Obligations (“CDO”), and are considered to be purchased beneficial interests in securitized financial assets; and accordingly, are analyzed using the guidance of ASC Subtopic 325-40. A total of $3.2 million in impairment losses were realized during the time period 2009 through 2011 on the CDO portfolio remaining at December 31, 2015. Due to the prior credit impairment, we have continued to evaluate the securities in this portfolio for purposes of whether any additional OTTI has occurred.

A discussion of how we determine impairment losses is found in the discussion of Other-Than-Temporary Impairment of Investment Securities in the Critical Accounting Policies section of Management’s Discussion and Analysis (page 28): “Management systematically evaluates the securities in our investment portfolio for impairment on a quarterly basis. Based upon the application of accounting guidance for subsequent measurement in ASC Topic 320 (Section 320-10-35), management assesses whether (i) we have the intent to sell a security being evaluated and (ii) it is more likely than not that we will be required to sell the security prior to its anticipated recovery. If neither applies, then declines in the fair values of securities below their cost that are considered other-than-temporary declines are split into two components. The first is the loss attributable to declining credit quality. Credit losses are recognized in earnings as realized losses in the period in which the impairment determination is made. The second component consists of all other losses, which are recognized in other comprehensive loss. In estimating other-than-temporary impairment (“OTTI”) losses, management considers (a) the length of time and the extent to which the fair value has been less than cost, (b) adverse conditions specifically related to the security, an industry, or a geographic area, (c) the historic and implied volatility of the fair value of the security, (d) changes in the rating of the security by a rating agency, (e) recoveries or additional declines in fair value subsequent to the balance sheet date, (f) failure of the issuer of the security to make scheduled interest or principal payments, and (g) the payment structure of the debt security and the likelihood of the issuer being able to make payments that increase in the future. Management also monitors cash flow projections for securities that are considered beneficial interests under the guidance of ASC Subtopic 325-40, Investments – Other – Beneficial Interests in Securitized Financial Assets, (ASC Section 325-40-35).”

As indicated in Note 24, Fair Value of Financial Instruments, “Management utilizes an independent third party to prepare both the evaluations of other-than-temporary impairment as well as the fair value determinations for its CDO portfolio. The approach of the third party to determine fair value involves several steps, including detailed credit and structural evaluation of each piece of collateral in each bond, default, recovery and repayment/amortization probabilities for each piece of collateral in the bond, and discounted cash flow modeling. The discount rate methodology used by the third party combines a baseline current market yield for comparable corporate and structured credit products with adjustments based on evaluations of the differences found in structure and risks associated with actual and projected credit performance of each CDO being valued. Currently, the only active and liquid trading market that exists is for stand-alone trust preferred securities. Therefore, adjustments to the baseline discount rate are also made to reflect the additional leverage found in structured instruments.”

Mr. Amit Pande November 22, 2016 Page 4

Management performs due diligence on the third party processes and believes that it has an adequate understanding of the analysis, assumptions and methodology used by the third party to prepare the fair value determination and the OTTI evaluation. Management reviews the qualifications of the third party and believes they are qualified to provide the analysis and pricing determinations. Quarterly, management reviews the third party’s detailed assumptions and analyzes its projected discounted present value results for reasonableness and consistency with the trend of prior projections. Annually, management performs stress tests of the assumptions used in the third party models and performs back tests of the assumptions and prepayment projections to validate the impairment model results. As a result of its due diligence process, management believes that the fair value presented and the OTTI recognized are appropriate.

As indicated in Note 7, Investments, “Based upon a review of credit quality and the cash flow tests performed by the independent third party, management determined that there were no securities that had credit-related non-cash OTTI charges during 2015.” The present values calculated as described above, of each of the pooled TRUPs remaining at the Bank (and also for the TRUPs at the Parent company) were in excess of the applicable book values at the reporting date, indicating no additional OTTI.

Going forward, management will insert the following verbiage into the Notes to assist the reader in understanding the history of OTTI and to clarify management’s assessment of the CDO portfolio:

- “A total of $3.2 million in impairment losses were realized during the time period 2009 through 2011 on the CDO portfolio remaining at December 31, 2015. Due to the prior credit impairment, the securities in this portfolio have continued to be evaluated to determine whether any additional OTTI has occurred.”

- “Management performs due diligence on the third party processes and believes that it has an adequate understanding of the analysis, assumptions and methodology used by the third party to prepare the fair value determination and the OTTI evaluation. Management reviews the qualifications of the third party and believes they are qualified to provide the analysis and pricing determinations. Quarterly, management reviews the third party’s detailed assumptions and analyzes its projected discounted present value results for reasonableness and consistency with the trend of prior projections. Annually, management performs stress tests of the assumptions used in the third party models and performs back tests of the assumptions and prepayment projections to validate the impairment model results. As a result of its due diligence process, management believes that the fair value presented and the OTTI recognized are appropriate.”

Mr. Amit Pande November 22, 2016 Page 5

•	We note your disclosure on page 25 that during November 2015 you received $11.6 million in an arbitration settlement related to these securities. Please tell us whether the receipt of this settlement had any impact on your accounting for these TRUPs during 2015.

Response:

There was no impact on our accounting for the TRUPs during 2015 relating to the arbitration settlement of $11.6 million received in 2015. As indicated in the 8-K relating to the settlement, First United alleged, among other things, that, in recommending and selling certain trust preferred securities to First United, FTN committed fraud, breached its fiduciary duty to First United, breached its contract with First United and violated rules concerning suitability and other regulatory standards. The specific TRUPs related to the settlement were two bonds which the Bank was required to divest in March 2009, at a loss, due to the fact that the Company had previously issued capital into those same bond pools.

2.	As a related matter, we note on page 70 of your Form 10-Q for fiscal quarter ended September 30, 2015 you had 16 TRUPs in your investment securities portfolio, of which four TRUPs were in an unrealized gain position. We further note that as of December 31, 2015, these four securities are no longer included in your TRUPs portfolio. Please tell us how you have accounted for these securities in your financial statements during the fiscal year ended December 31, 2015.

Response:

During the fourth quarter of 2015, the Company sold four of the pooled TRUPs bonds that were owned by the Bank and classified as available-for-sale. Realized gains of $1.1 million on the sale of one bond and realized losses of $.3 million on the sale of three bonds were reported in Note 3, Net (Losses)/Gains.

We trust that this letter addresses the Staff’s comments. If the Staff should have any questions or further comments, please contact the undersigned at (301) 533-2362 or crodeheaver@mybank.com.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not preclude the Commission from taking any action with respect to the filing; and

Mr. Amit Pande November 22, 2016 Page 6

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Carissa L. Rodeheaver

Carissa L. Rodeheaver

Chairman, President & CEO